COLLARINI

Collarini Associates
3100 Wilcrest Drive, Suite 140
Houston, Texas 77042
Tel. (832) 251-0160
Fax (832) 251-0157
www.collarini.com

February 18, 2014

Mr. Andy Clifford
Saratoga Resources, Inc.
67201 Industry Lane
Covington, Louisiana 70433

Dear Mr. Clifford:

In accordance with your request, we have estimated the proved, probable, and possible reserves and future revenue, as of January 1, 2014, to the interest of Saratoga Resources, Inc. (Saratoga) in and related to various properties located in south Louisiana. This report is based upon NYMEX strip pricing at close-of-business on December 31, 2013.

As presented in the accompanying detailed projections by reservoir and by reserve category, we estimate the net reserves and future net income to the Saratoga Resources, Inc. interest, as of January 1, 2014, to be:

	Net Remaining Reserves		**Future Net Income (M$)**	
Reserve Category	**Oil (MBO)**	**Gas (MMCF)**	**Undiscounted**	**Present Worth at 10%**
Proved				
Producing	1,966	1,439	143,140	115,140
Shut-In	64	990	6,230	5,467
Behind Pipe	1,210	4,451	84,292	57,452
Undeveloped	4,683	32,243	326,277	166,167
Abandonment	0	0	-40,133	-11,875
Total Proved	**7,923**	**39,123**	**519,807**	**332,351**
Probable*				
P90 Undeveloped**	388	12,491	63,228	28,195
Shut-In	36	54	3,480	2,990
Behind Pipe	804	4,019	63,437	35,225
Undeveloped	5,321	40,741	556,722	206,062
Abandonment	0	0	0	2,430
Total Probable	**6,550**	**57,305**	**686,867**	**274,901**
Total Possible*	**18,991**	**124,382**	**1,930,967**	**598,763**

*Probable and possible reserves have not been discounted for the risk associated with future recovery. See reserve definitions following this letter.

** Probable P90 undeveloped reserves are the result of recategorization of proved undeveloped reserves that do not meet the rule of being developed within a five-year time frame.

Oil volumes are generally expressed in thousands of stock tank barrels (MBO), where one barrel is equivalent to 42 United States gallons. Gas volumes are expressed in millions of standard cubic feet (MMCF) at 60 degrees Fahrenheit and the contract pressure base.

The reserves and future income shown in this report are related only to reservoirs identified to us by Saratoga. The estimates do not include any value which might be attributable to additional reservoirs or untested acreage in which Saratoga may also hold an interest.

Net sales, as defined in this report, are before deducting production taxes. Net income is after deducting these taxes, and after deducting future capital costs and operating expenses, but before consideration of federal income taxes. The future net income has also been shown discounted at ten percent to determine its present worth. This present worth is included to indicate a standard measure and is not intended to represent the market value of the property. Our estimates of future cash flows include estimates of all costs required to recover reserves.

Pricing in this report represents NYMEX strip pricing at close-of-business on December 31, 2013. These base prices, listed below, were adjusted to account for transportation cost, basis difference, and oil gravity.

Date	Oil, $/Bbl	Gas, $/MMBtu
Jan-2014	96.36	4.19
Jan-2015	88.75	4.14
Jan-2016	83.83	4.13
Jan-2017	80.81	4.15
Jan-2018	78.96	4.21
Jan-2019	77.89	4.31
Jun-2020	77.51	4.44
Jan-2021	77.30	4.56
Jun-2021	77.16	4.56
Jan-2022	77.02	4.66
Jan-2023	77.02	4.75
Jan-2024	77.02	4.84
Jan-2025	77.02	5.02
Thereafter	77.02	5.21

Operating costs are based on actual expenses, as provided by Saratoga. Collarini did not confirm the accuracy of these expenses. These current expenses are unescalated through the life of the property.

Estimated future costs are included for recompletions and new drill wells necessary to recover reserves. All of the capital estimates were provided by Saratoga. These costs are held constant through the life of the property.

The reserves presented in this report are estimates only and should not be construed as being exact quantities. They may or may not be recovered, and if recovered, the revenues, costs, and expenses therefrom may be more or less than the estimated amounts. Because of governmental policies, uncertainties of supply and demand, and international politics, the actual sales rates and the prices actually received for the reserves, as well as the costs of recovery, may vary from those assumptions included in this report. Also, estimates of reserves may increase or decrease as a result of future operational decisions, mechanical problems, and the price of oil and gas.

All reserve estimates have been performed in accordance with sound engineering principles and generally accepted industry practice. As in all aspects of oil and gas evaluation, there are uncertainties inherent in the interpretation of engineering data, and all conclusions represent only informed professional judgments.

The titles to the properties have not been examined by Collarini Associates, nor has the actual degree or type of interest owned been independently confirmed. The data used in our estimates were obtained from Saratoga and from sources which provide publicly accessible data and are considered accurate.

A detailed environmental and mechanical inspection of the properties was not made by Collarini Associates. A visual inspection of the properties themselves was not considered necessary for the purpose of this report. No assessment of compliance with environmental regulations or future liability for site remediation was made. We are independent consultants; we do not own any interest in this property and are not employed contingent upon the value of this property. All engineering calculations and basic data used in the analysis are maintained on file in our office and are available for review.

Very truly yours,
COLLARINI ASSOCIATES

Mitch Reece, P.E.
President

LDP/tlp

Collarini Engineering Inc.
Texas Board of Professional Engineers Registration F-5660

RESERVE DEFINITIONS and GUIDELINES[1]

RESERVES are those quantities of petroleum anticipated to be commercially recoverable by application of development projects to known accumulations from a given date forward under defined conditions. Reserves must satisfy four criteria: they must be discovered, recoverable, commercial, and remaining based on the development project(s) applied. Reserves are further subdivided in accordance with the level of certainty associated with the estimates and may be sub-classified based on project maturity and/or characterized by their development and production status.

To be included in the Reserves class, a project must be sufficiently defined to establish its commercial viability. There must be a reasonable expectation that all required internal and external approvals will be forthcoming, and there is evidence of firm intention to proceed with development within a reasonable time frame.

A reasonable time frame for the initiation of development depends on the specific circumstances and varies according to the scope of the project. While 5 years is recommended as a benchmark, a longer time frame could be applied where, for example, development of economic projects are deferred at the option of the producer for, among other things, market-related reasons, or to meet contractual or strategic objectives. In all cases, the justification for classification as Reserves should be clearly documented. To be included in the Reserves class, there must be a high confidence in the commercial producibility of the reservoir as supported by actual production or formation tests. In certain cases, Reserves may be assigned on the basis of well logs and/or core analysis that indicate that the subject reservoir is hydrocarbon bearing and is analogous to reservoirs in the same area that are producing or have demonstrated the ability to produce on formation tests.

DEVELOPED RESERVES are expected quantities to be recovered from existing wells and facilities. Reserves are considered developed only after the necessary equipment has been installed, or when the costs to do so are relatively minor compared to the cost of a well. Where required facilities become unavailable, it may be necessary to reclassify Developed Reserves as Undeveloped. Developed reserves may be further sub-classified as Producing or Non-Producing.

DEVELOPED PRODUCING RESERVES are reserves expected to be recovered from completion intervals that are open and producing at the time of the estimate.

DEVELOPED NON-PRODUCING RESERVES include shut-in and behind pipe Reserves. Shut-in Reserves are expected to be recovered from (1) completion intervals which are open at the time of the estimate but which have not yet started producing, (2) wells which were shut-in for market conditions or pipeline connections, or (3) wells not capable of production for mechanical reasons. Behind pipe Reserves are expected to be recovered from zones in existing wells which will require additional completion work or future recompletion prior to start of production. In all cases, production can be initiated or restored with relatively low expenditure compared to the cost of drilling a new well.

UNDEVELOPED RESERVES are quantities expected to be recovered through future investments: (1) from new wells on undrilled acreage in known accumulations, (2) from deepening existing wells to a different (but known) reservoir, (3) from infill wells that will increase recovery, or (4) where a relatively large expenditure (e.g. when compared to the cost of drilling a new well) is required to (a) recomplete an existing well or (b) install production or transportation facilities for primary or improved recovery projects.

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[1]As approved by the Board of Directors, Society of Petroleum Engineers (SPE), Inc., February 19, 2007 to revise and incorporate the 2007 SPE/WPC/AAPG/SPEE Petroleum Resources Management System (PRMS).

RESERVE DEFINITIONS and GUIDELINES
(continued)

PROVED RESERVES

Proved Reserves are those quantities of petroleum, which by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be commercially recoverable, from a given date forward, from known reservoirs and under defined economic conditions, operating methods, and government regulations. If deterministic methods are used, the term reasonable certainty is intended to express a high degree of confidence that the quantities will be recovered. If probabilistic methods are used, there should be at least a 90% probability that the quantities actually recovered will equal or exceed the estimate. The area of the reservoir considered as Proved includes (1) the area delineated by drilling and defined by fluid contacts, if any, and (2) adjacent undrilled portions of the reservoir that can reasonably be judged as continuous with it and commercially productive on the basis of available geoscience and engineering data. In the absence of data on fluid contacts, Proved quantities in a reservoir are limited by the lowest known hydrocarbon (LKH) as seen in a well penetration unless otherwise indicated by definitive geoscience, engineering, or performance data. Such definitive information may include pressure gradient analysis and seismic indicators. Seismic data alone may not be sufficient to define fluid contacts for Proved reserves.

PROBABLE RESERVES

Probable Reserves are those additional Reserves which analysis of geoscience and engineering data indicate are less likely to be recovered than Proved Reserves but more certain to be recovered than Possible Reserves. It is equally likely that actual remaining quantities recovered will be greater than or less than the sum of the estimated Proved plus Probable Reserves (2P). In this context, when probabilistic methods are used, there should be at least a 50% probability that the actual quantities recovered will equal or exceed the 2P estimate. Probable Reserves may be assigned to areas of a reservoir adjacent to Proved where data control or interpretations of available data are less certain. The interpreted reservoir continuity may not meet the reasonable certainty criteria. Probable estimates also include incremental recoveries associated with project recovery efficiencies beyond that assumed for Proved.

POSSIBLE RESERVES

Possible Reserves are those additional reserves which analysis of geoscience and engineering data indicate are less likely to be recoverable than Probable Reserves. The total quantities ultimately recovered from the project have a low probability to exceed the sum of Proved plus Probable plus Possible (3P), which is equivalent to the high estimate scenario. When probabilistic methods are used, there should be at least a 10% probability that the actual quantities recovered will equal or exceed the 3P estimate. Possible Reserves may be assigned to areas of a reservoir adjacent to Probable where data control and interpretations of available data are progressively less certain. Frequently, this may be in areas where geoscience and engineering data are unable to clearly define the area and vertical reservoir limits of commercial production from the reservoir by a defined project. Possible estimates also include incremental quantities associated with project recovery efficiencies beyond that assumed for Probable.



Louisiana
Mississippi
Mobile
Alabama
Biloxi
Lake Charles
Lake Fortuna Field
St. Bernard Parish
Little Bay Field
St. Mary Parish
Morgan City
New Orleans
MOBILE AREA
Breton Sound Blocks 18 and 32
Plaquemines Parish
CHANDELEUR AREA
Main Pass Block 25
Plaquemines Parish
BRETON SOUND AREA
MAIN PASS AREA
Main Pass Block 52
Plaquemines Parish
Vermilion 16 Field
Vermilion Parish
VIOSCA KNOLL AREA
DESTIN DOME AREA
Grand Bay Field
Plaquemines Parish
WEST DELTA AREA
SOUTH PASS AREA
Breton Sound 51
Main Pass Blocks 46 and 47
Plaquemines Parish
AREA
WEST CAMERON AREA
VERMILION AREA
EUGENE ISLAND AREA
SHIP SHOAL AREA
SOUTH TIMBALIER AREA
MISSISSIPPI CANYON AREA
DESOTO CANYON AREA
HIGH ISLAND AREA
EAST CAMERON AREA
SOUTH MARSH ISLAND AREA
EWING BANK AREA
GARDEN BANKS AREA
GREEN CANYON AREA
ATWATER AREA

COLLARINI

Field Locator Map

SARATOGA RESOURCES, INC.

Collarini Associates 1/1/14